Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN
ACCORDANCE WITH IFRS.

Mar 31, 2008
(in € m.)
Debt (1), (2):
Long-term debt	126,874
Trust preferred securities	7,324
Long-term debt at fair value through profit or loss	50,478

Total debt	184,676

Shareholders’ equity:
Common shares (no par value)	1,358
Additional paid-in capital	16,254
Retained earnings	24,980
Common shares in treasury, at cost	(2,885)
Equity classified as obligation to purchase common shares	(3,551)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	1,195
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(34)
Foreign currency translation, net of tax	(3,318)

Total shareholders’ equity	33,999

Minority interest	2,035

Total equity	36,034

Total capitalization	220,710

[1]	No third party has guaranteed any of our debt.

[2]	€ 6,904 million (4%) of our debt was secured as of March 31, 2008.